Toro Ventures Inc.

2633 Lincoln Blvd

Suite 533

Santa Monica CA 90405

By Facsimile to (202) 772-9244 and US Mail

June 23, 2009

John Cannarella

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

CC: Mr. Bill MacDonald, Esq. (attorney for Toro Ventures- Fax 604-681-4760 )

            Re:      Toro Ventures Inc.

                        Form 10-KSB for the Fiscal Year Ended June 30, 2008

                        Filed September 26, 2008

                        File No. 000-51974

Dear Mr. Cannarella,

I received your letter inquiry request for information dated May 19, 2009.

With respect to your request I have immediately commenced my own inquiries, questions and answers regarding items 1-12.  I have assumed the position of Chief Financial Officer early in 2009 and there has been turn over in the Company with little continuity from the previous administration. I have researched and examined all available documentation available to me in order to be as precise as possible in my response.

Consequently, the questions raised in your letter and the facts relating thereto have been answered to the best of my ability.

Form 10-KSB for the Fiscal Year Ended June 30, 2008

Report of Independent Registered Public Accounting Firm

1.      We attach an audit report covering the fiscal year ended June 30, 2007 which will cover any financial statements not covered by the audit report for fiscal year ended June 30, 2008 presented in the filing.

2.      The audit firm of Fazzari Partners LLP are located on 3300 Highway #7, Suite 901, Vaughan, Ontario, L4K 4M3. Fazzari Partners signed off for this audit report which was attached to the 10K.

3.      The comparative 2007 figures were in fact audited by Fazzari Partners LLP. This information was not correctly conveyed in the 10K report. The auditors for the fiscal year ended June 30, 2006, were Gordon K.W. Gee Ltd. located at #601-325 Howe Street, Vancouver, BC V6C 1Z7. There were no disagreements with Gordon K.W Gee ltd when audit was moved to the firm Fazzari Partners..

Item 8A:  Controls and Procedures

4.      Conclusions of the certifying officers have been revised accordingly.  See attached revised Item 8A: Controls and Procedures.

5.      The words any changes have replaced significant changes as requested.  See attached revised Item 8A: Controls and Procedures.

6.      In the course of making our assessment of the effectiveness of internal controls over financial reporting, we have identified one material weakness in our internal control over financial reporting. This material weakness consisted of inadequate staffing within the accounting operations of the Company. The small number of employees who are responsible for accounting functions (more specifically, one) prevented the Company from segregating duties within the internal control system. The inadequate segregation of duties is a weakness because it could lead to the untimely identification and resolution of accounting and disclosure matters or could lead to a failure to perform timely and effective reviews.

There was no change in our internal control over financial reporting (as defined in Rules 13a-13(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended June 30, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The Companys management was responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934.

The annual report does not include an attestation report of the Companys independent registered public accounting firm regarding internal control over financial reporting.  Managements report was not subject to attestation by the Companys registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only managements report in the annual report.

7.      The Company has not designed or implemented an internal control procedure. The Company intends to appoint an Audit Committee. We are cognizant of the shortfalls in financial accountability that this presents. It is my intention to create and implement internal controls in consultation with persons familiar with GAAP requirements.  It is my intention as CFO to implement proper internal control procedures. I have made copious notation to your references in your Paragraph 6 with respect to Managements Report on Internal Control. Management intends to pursue a control system to coincide with these regulatory requirements.

Exhibit 31.1

8.      We confirm the inclusion of the Principal Executive Officers and Chief Financial Officers titles in the introductory paragraphs of the certification was not intended to limit the capacity in which the individual provided the certification. References to the Principal Executive Officers and Chief Executive Officers title have been eliminated as suggested.

9.      We attach an amendment to Exhibit 31.1 which contains revisions to the introductory language of paragraph 4 and the language of paragraph 4(b) to conform to Item 601(b)(31) of Regulation S-K.

General

10    Hopefully, this letter and inquiry will suffice in filing an amended form.

Form 10-Q for the Quarterly Period Ended September 30, 2008

11   Regarding the reporting of reserves, the Company is not the operator of any of the oil and gas leases of which it has an interest. The Company holds only minor interest in these leases and does not hold any principal position regarding ownership and operations. Accordingly, the Company seeks to avail itself for the reporting exemptions that exist within the regulations. To the best of the Companys knowledge, the operators of the properties began extracting oil in May/June of 2008 with refinement taking place afterwards. The Companys conservative policy is to record the related revenues when it has collected cash receipts.  For the revenues in question, collection occurred in the quarter ending September 30, 2008.

12    The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized on a country-by-country (cost center) basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves. Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed annually to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Future net cash flows from proved reserves using period-end, non-escalated prices and costs are discounted to present value and compared to the carrying value of oil and gas properties. Where properties are disposed of, the sale proceeds are, firstly, applied as a recovery of property acquisition costs, and secondly, as a gain or loss recorded in current operations.

We trust that you will find our above-noted responses to your inquiries satisfactory.  Any deficiencies in our financial process we are making appropriate steps to correct. Should you have any further questions or comments, please do not hesitate to contact me by phone at (310) 245-4160 and/or by email to ToroVentures@gmail.com or to our corporate attorney fax (604) 681-4760.

Sincerely

Gregory Rotelli

Toro Ventures Inc.

THREE ENCLOSURES:

-Report  of Independent Registered Accounting Firm covering the fiscal year ended June 30, 2007 which will cover any financial statements not covered by the audit report for fiscal year ended June 30, 2008 presented in the filing.
- Revised Item 8A: Controls and Procedures.

-An amendment to Exhibit 31.1 which contains revisions to the introductory language of paragraph 4 and the language of paragraph 4(b) to conform to Item 601(b)(31) of Regulation S-K.

ENCLOSURE (1):

Audit Report covering the fiscal year ended June 30, 2007 which will cover any financial statements not covered by the audit report for fiscal year ended June 30, 2008 presented in the filing .

September 17, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of:

                                    Toro Ventures Inc.

We have audited the accompanying balance sheet of Toro Ventures Inc. as at June 30, 2007 and the statements of stockholders' equity, operations and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at June 30, 2007 and the results of its operations and cash flows for the year then ended, in conformity with the accounting principals generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred losses from operations since inception, has not attained profitable operations and is dependent upon obtaining adequate financing to fund its operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regards to this matter is also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The comparative figures were reported on by another accounting firm.

FAZZARI + PARTNERS LLP

Charted Accountants

Licensed Public Accountants

ENCLOSURE (2):

Item 8A: Controls and Procedures

Our Chief Executive Officer, President, and Chief Financial Officer (the "Certifying Officers") is responsible for establishing and maintaining disclosure controls and procedures for the Company. The Certifying Officers have designed such disclosure controls and procedures to ensure that material information is made known to them, particularly during the period in which this report was prepared. The Certifying Officers have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the report and believe that the Company's disclosure controls and procedures are effective based on the required evaluation. There have been no changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ENCLOSURE (3):

An amendment to Exhibit 31.1 which contains revisions to the introductory language of paragraph 4 and the language of paragraph 4(b) to conform to Item 601(b)(31) of Regulation S-K.

Certification

I, Frederick Graham, certify that:

1.    I have reviewed this annual report on Form 10-KSB of the Company.

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.    The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the Company and have:

    a.    designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which this quarterly report is being prepared;

    b.    designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c.    evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such evaluation; and

    d.    disclosed in this quarterly report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting ; and

5.    The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

    a.    all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

    b.    any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

/-/ "Frederick Graham"

Frederick Graham

Chief Executive Officer, Chief Financial Officer and Chairman of the Board

(Principal Executive Officer)

June 22, 2009